                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934

                         AMCAST INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, no par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  023395106
                                  ---------
                                (CUSIP Number)

                       Rick Miller or Eliot W. Robinson
                    Powell, Goldstein, Frazer & Murphy LLP
                       191 Peachtree Street, 16th Floor
                            Atlanta, Georgia 30303
                              Tel: (404) 572-6600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 15, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================

                                 SCHEDULE 13D
CUSIP NO. 023395106                                     -----------------------
         -----------------                              Page 2 of 7 Pages
                                                        -----------------------
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Sligo Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                         WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            800,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             800,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      800,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.52%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    oo

------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
CUSIP NO. 023395106                                     -----------------------
         -----------------                              Page 3 of 7 Pages
                                                        -----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      E. William Aylward, Manager of Sligo Partners, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                   PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            800,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             800,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      800,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.52%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 023395106                                     -----------------------
         -----------------                              Page 4 of 7 Pages
                                                        -----------------------


  This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is filed by Sligo
                                         ---------------
Partners, LLC ("Sligo Partners" or the "Stockholder") and E. William Aylward
                --------------          -----------
(the "Manager" and collectively with the Stockholder, the "Reporting Persons")
      -------                                              -----------------
with respect to the Common Stock, no par value (the "Stock"), of Amcast
                                                     -----
Industrial Corporation (the "Company") to amend and supplement the Schedule 13D
                             -------
filed on November 13, 2000 (the "Schedule") and Amendment No. 1 to Schedule 13D
                                 --------
filed November 20, 2000 ("Amendment No. 1").  All capitalized terms used in this
                          ---------------
Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated in its entirety to read as follows:

     The aggregate amount of funds required by the Stockholder to purchase the 800,000 shares of the Stock owned by it was $9,145,547.00, excluding any brokerage commissions.

Item 4.    Purpose of Transaction.

     Item 4 is amended and restated in its entirety to read as follows:

     The Stockholder originally purchased 518,200 shares of the Stock to establish an initial investment position in the Company because it determined that the Stock may present significant opportunities for realization of value. Based upon general market and economic conditions affecting the Company and the Stock and its view of the prospects for the Company, the Stockholder purchased and additional 107,000 shares (1.28%) between the date which required the filing of the Schedule, which was filed on November 13, 2000, and the date which required the filing Amendment No. 1 which was filed on November 20, 2000.

     On November 15, 2000, representatives of Sligo Partners met with representatives of the Company to discuss the Company's preliminary fiscal 2000 financial results as set forth in its October 26, 2000 press release as well as the Company's ability to take advantage of both present and future opportunities based on

                                 SCHEDULE 13D
CUSIP NO. 023395106                                     -----------------------
         -----------------                              Page 5 of 7 Pages
                                                        -----------------------


the Company's disclosure that it had hired Lehman Brothers, Inc. to assist the Company in exploring strategic alternatives to maximize shareholder value.

     Based on the continued general market and economic conditions mentioned above the Stockholder has purchased an additional 174,800 shares (2.08%) since the date which required the filing of Amendment No. 1. Based on those same general and market conditions the Stockholder may purchase additional shares of the Stock or sell shares of the Stock from time to time in open market and/or private transactions that may or may not result in obtaining a control position in the Company.

     The Stockholder has retained Brown, Gibbons, Lang & Company as its financial advisor to assist the Stockholder in evaluating the Company. Additionally, the Stockholder and/or its representatives may meet with potential funding sources in connection with evaluating a possible business combination involving the Company. While the Stockholder has not presented any proposal to the Company regarding a possible business combination, Stockholder may propose such a plan to the Company in the future or terminate its evaluation, in each case depending on Stockholder's assessment of various financial, economic and other factors impacting its investment and assessment of the Company's prospects.

     Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended and restated in its entirety to read as follows:

      (a) The aggregate number and percentage of shares of Stock beneficially owned by the Stockholder is 800,000 (9.52%) (based on information included in the Form 10-K for the year ended August 31, 2000, filed by the Company on November 21, 2000, reporting that

                                 SCHEDULE 13D
CUSIP NO. 023395106                                     -----------------------
         -----------------                              Page 6 of 7 Pages
                                                        -----------------------


          8,405,604 shares of Stock were outstanding as of October 23, 2000). Other than the Reporting Persons, no other person owns any shares of the Stock owned by the Stockholder or may be deemed to have beneficial ownership of the Stock of the Stockholder pursuant to Rule 13d-3.

      (b) The Stockholder has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of the Stock beneficially owned by it.
      (c) Except as set forth on Schedule 2 hereto, no transactions in shares of
                                 ----------
          the Stock were effected during the past 60 days by the Reporting Persons.

      (d) - (e)  Not applicable.



Item 7. Materials to be Filed as Exhibits.

               Filed with Schedule 13D

Exhibit 99.1   Operating Agreement of Sligo Partners, LLC
------------

                                 SCHEDULE 13D
CUSIP NO. 023395106                                     -----------------------
         -----------------                              Page 7 of 7 Pages
                                                        -----------------------

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  December 22, 2000


                                    SLIGO PARTNERS, LLC



                                    By:   /s/ E. William Aylward
                                       -------------------------
                                    Name: E. William Aylward
                                    Its: Manager



                                    /s/ E. William Aylward
                                    ---------------------------
                                    E. William Aylward

                                   SCHEDULE 2
     Schedule 2 is amended and restated in its entirety to read as follows:


Date        Number of Shares Acquired  Price/Share   Total Cost
----------  -------------------------  -----------  -------------
07/05/00                        1,000       $ 8.67  $       8,670
07/05/00                        6,000       $ 8.67  $      52,020
07/05/00                       15,000       $ 8.67  $     130,050
07/07/00                          600       $ 8.92  $       5,352
07/10/00                       31,300       $ 9.66  $  302,395.56
07/11/00                       10,000       $ 9.86  $      98,575
08/08/00                       31,000       $10.75  $  333,269.99
08/09/00                       22,000       $11.12  $     244,739
08/10/00                       59,000       $11.48  $  677,278.70
08/11/00                        5,300       $11.55  $   61,188.50
08/16/00                        9,100       $11.55  $  105,059.50
08/22/00                        2,600       $11.55  $      30,017
09/11/00                        4,900       $11.55  $   56,570.50
09/20/00                        6,500       $10.22  $   66,417.65
09/21/00                        5,000       $ 9.80  $      48,975
09/22/00                        5,000       $ 9.17  $      45,850
09/25/00                       56,000       $ 9.32  $  522,020.80
09/26/00                        5,000       $ 9.17  $      45,850
09/27/00                       25,000       $ 9.13  $  228,312.50
09/28/00                        5,000       $ 9.17  $      45,850
09/29/00                       15,000       $ 9.34  $  140,050.50
10/03/00                        1,000       $ 9.42  $       9,420
10/04/00                        5,000       $ 9.40  $      46,975
10/05/00                        2,000       $ 9.39  $   18,777.60
10/06/00                        1,000       $ 9.42  $       9,420
10/09/00                        4,000       $ 9.42  $      37,680
10/11/00                       16,700       $ 9.32  $  155,602.25
10/13/00                        8,100       $ 8.92  $      72,252
10/16/00                        7,300       $ 9.02  $   65,865.71
10/17/00                       23,600       $ 9.02  $  212,775.24
10/18/00                       11,000       $ 8.89  $   97,807.60
11/03/00                       22,000       $10.66  $  234,427.60
11/06/00                        8,000       $10.90  $   87,235,20
11/07/00                        8,000       $11.28  $      90,204
11/10/00                       80,100       $13.33  $   1,067,645
11/13/00                       49,300       $14.01  $  690,604.26
11/14/00                       33,300       $13.96  $  464,924.61
11/15/00                       24,500       $14.02  $  343,602.70
11/16/00                        5,000       $13.92  $      69,600
11/17/00                          500       $13.55  $    6,772.50
11/20/00                        5,000       $13.55  $      67,725
11/22/00                       10,000       $12.95  $     129,513
11/24/00                        2,400       $12.97  $   31,133.04
11/27/00                       18,900       $12.63  $  238,650.30
11/28/00                        5,600       $12.55  $      70,252
12/01/00                        5,000       $12.30  $      61,475
12/04/00                        4,000       $12.17  $      48,680
12/05/00                        6,000       $12.05  $      72,270
12/06/00                        3,500       $12.03  $   42,094.85
12/15/00                       32,000       $12.55  $     401,440
12/18/00                       26,900       $12.55  $  337,460.50
12/19/00                       40,000       $12.36  $     494,300
12/20/00                       10,000       $12.05  $     120,450

TOTAL                         800,000               $9,145,547.00

                                 EXHIBIT INDEX


Number        Description
------        -----------

              Filed with Schedule 13D

Exhibit 99.1  Operating Agreement of Sligo Partners, LLC
------------